UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Coherent Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

19247G107

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19247G107	13D	Page 2 of 5

1	Names of reporting persons BCPE Watson (DE) BML, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 28,111,651 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 28,111,651 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 28,111,651 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.6%
14	Type of reporting person PN

CUSIP No. 19247G107	13D	Page 3 of 5

1	Names of reporting persons BCPE Watson (DE) ORML, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 0 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 0 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 0 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 19247G107	13D	Page 4 of 5

This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, no par value (the “Common Stock”), of Coherent Corp., a Pennsylvania corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 11, 2022 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On March 5, 2024, BML entered into an Increase Supplement and Amendment Agreement with the lenders party thereto, Morgan Stanley & Co. LLC, in its capacity as securities intermediary, calculation agent, collateral agent and collateral administrator under the BML Margin Loan Agreement and Morgan Stanley Senior Funding, Inc., in its capacity as administrative agent under the BML Margin Loan Agreement, which amended the BML Margin Loan Agreement to, among other things, increase the aggregate loan amount to $1,320,000,000, less certain fees and expenses (the “BML Margin Loan Amendment”). Proceeds from the BML Margin Loan Amendment were used to repay in full the aggregate loan amount outstanding under the ORML Margin Loan Agreement. Also on March 5, 2024 and upon the discharge of the ORML Margin Loan Agreement, the 65,000 shares of Series B-2 Preferred Stock held by ORML were transferred to BML and were pledged by BML as collateral for the ratable benefit of the lenders to secure BML’s obligations under the BML Margin Loan Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 151,813,356 shares of Common Stock outstanding as of February 2, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2023.

As of March 5, 2024, BML held 75,000 shares of Series B-1 Preferred Stock and 140,000 shares of Series B-2 Preferred Stock. Pursuant to the terms of the Statement with Respect to Shares, as of March 5, 2024, such shares were convertible into 10,207,302 and 17,904,349 shares of Common Stock, respectively, at the sole discretion of BML. Accordingly, pursuant to Rule 13d-3 of the Act, BML may be deemed to beneficially own 28,111,651 shares of Common Stock, which constitutes approximately 15.6% of the outstanding Common Stock of the Issuer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

CUSIP No. 19247G107	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024	BCPE Watson (DE) BML, LP

By: BCPE Watson (DE) BML GP, LLC,
its general partner

	By:	/s/ Joseph Robbins
	Name:	Joseph Robbins
	Title:	Authorized Signatory

BCPE Watson (DE) ORML, LP

By: BCPE Watson (DE) ORML GP, LLC,
its general partner

	By:	/s/ Joseph Robbins
	Name:	Joseph Robbins
	Title:	Authorized Signatory